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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Toreador Resources Corporation
(Name of Issuer)
Common Stock and 5% Convertible Senior Notes due 2025
(Title of Class of Securities)
891050106 and 891050AB2
(CUSIP Number)
June 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	891050106 and 891050AB2	13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS: RMB International (UK) Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Kingdom

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		988,672 (1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		988,672 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	988,672 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Consists of 848,514 shares of Common Stock and 140,158 shares of Common Stock issuable pursuant to 5% Convertible Senior Notes due 2025 held by the Reporting Persons as to which such shares are presently exercisable.

CUSIP No.	891050106 and 891050AB2	13G	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS: First Rand Ireland PLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ireland

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		988,672

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		988,672

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	988,672

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.07%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Consists of 848,514 shares of Common Stock and 140,158 shares of Common Stock issuable pursuant to 5% Convertible Senior Notes due 2025 held by the Reporting Persons as to which such shares are presently exercisable.

CUSIP No.	891050106 and 891050AB2	13G	Page	4	of	8 Pages
Item 1.
(a)	Name of Issuer

Toreador Resources Corporation

(b)	Address of Issuer’s Principal Executive Offices 4809 Cole Avenue, Suite 108 Dallas, TX 75205
Item 2.
(a)	Name of Person Filing
RMB International (UK) Limited First Rand Ireland PLC
The Reporting Persons have entered into a Joint Filing Agreement, dated June 27, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

RMB International (UK) Limited Two London Bridge London, SE1 9RA United Kingdom

First Rand Ireland PLC Iona Building 158 Shelbourne Road Ballsbridge Dublin 4 Ireland

(c)	Citizenship
RMB International (UK) Limited is a limited liability company organized under the laws of the United Kingdon. First Rand Ireland PLC is public limited company organized under the laws of Ireland.
(d)	Title of Class of Securities

Common Stock and 5% Convertible Senior Notes due 2025

(e)	CUSIP Number
891050106	and 891050AB2

CUSIP No.	891050106 and 891050AB2	13G	Page	5	of	8 Pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
RMB International (UK) Limited (“RMB”) is the investment manager of First Rand Ireland PLC (“FRI”), and by virtue of such status may be deemed to be the beneficial owner of the 988,672 shares of Common Stock (including 140,158 shares which FRI has the right to acquire pursuant to the exercise of 5% Convertible Senior Notes due 2025) of the Issuer owned by FRI (the “FRI Shares”).

RMB disclaims beneficial ownership of the FRI Shares, except to the extent of its pecuniary interest therein.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
1.	RMB International (UK) Limited

(a)	Amount beneficially owned: 988,672

(b)	Percent of class: 5.07%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 988,672

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 988,672
2.	First Rand Ireland PLC

(a)	Amount beneficially owned: 988,672

(b)	Percent of class: 5.07%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 988,672

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 988,672

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See item 4.

CUSIP No.	891050106 and 891050AB2	13G	Page	6	of	8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No.	891050106 and 891050AB2	13G	Page	7	of	8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 27, 2007

RMB INTERNATIONAL (UK) LIMITED
By:	/s/ Caryn Nicolai
	Name:	Caryn Nicolai
	Title:	Equities Accountant

FIRST RAND IRELAND PLC
By:	/s/ Stephen Peters
	Name:	Stephen Peters
	Title:	Chief Operations Officer